NO ACT

DC 3-17-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10011731

April 20, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-20-10

Jack Jordan

*** FISMA & OMB Memorandum M-07-16 ***

Re: Sprint Nextel Corporation
Incoming letter dated March 17, 2010

Dear Mr. Jordan:

This is in response to your letter dated March 17, 2010 concerning the shareholder proposal that you submitted to Sprint Nextel. On March 16, 2010, we issued our response expressing our informal view that Sprint Nextel could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Timothy P. O'Grady
Vice President, Legal and
Assistant Corporate Secretary
Sprint Nextel Corporation
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251

Jack Jordan

*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2010

Via email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: No-Action Letter Request Dated January 4, 2010 (the "2010 NAL Request") by Sprint Nextel Corporation (the "Company") Regarding the 2009 Proposal

Dear Sir or Madam:

I am writing this fifth letter in further support of my request that you deny the 2010 NAL Request and to defend myself against the false and misleading statements made therein directly or indirectly pertaining to my conduct.[1] In addition to the captioned document, reference is made to the following documents:

- the shareholder proposal initially submitted by me on November 24, 2009 and resubmitted on December 14, 2009 (the "2009 Proposal");
- the Management Response on February 26, 2010 to the 2009 Proposal; and
- the letters dated January 19, January 26, and February 23, 2010 from me to the SEC in response to the 2010 NAL Request.

The Company has asserted that "compliance with applicable laws is a matter of ordinary business, and the Company's board of directors is better equipped than the shareholders to evaluate the need for the Company to investigate its management's compliance with its code of ethics." 2010 NAL Request at 5. I respectfully submit that assertion goes to the very crux of the problem that my letters have been intended to address. Simply put, in 2005 and 2006, the Board permitted Mr. Forsee, Mr. Gerke and Mr. Kennedy to mislead shareholders and potential investors (and the SEC) by significantly overstating the strength of its corporate governance and concealing material information about specific weaknesses in its corporate governance. As discussed below, even **after** the Board was apprised of Mr. Forsee's violations it amended his employment

[1] Before submitting this letter to you, I extended to the Company, Mr. Scalia, Mr. Forsee, and Mr. Kennedy courtesy and opportunity to refute or deny factual information set forth below. Not once has any Company representative offered any factual information to refute any of the statements set forth below.

agreement to grant him even more benefits, and it permitted him to engage in transactions that benefited him to the tune of tens of millions of dollars at the expense of Sprint Nextel stockholders.

The following analysis responds to the Company's assertion, above, and to the false and misleading argument that the "additional disclosure in [Sprint's] 2005 proxy statement ... of certain relocation benefits received in 2003 by certain of the Company's executive officers [responds to] the basis of the Proposal." *Id.* at 7. *See also* my January 19 letters at 13-14 and my January 26 letter at 1-2 (refuting the claim of substantial implementation).

As my letters to you establish, the 2010 NAL Request and the Management Response, themselves, stand as evidence of deep flaws in the Company's corporate governance at the level of the officers who prepared, and the Board members who approved, either of them.[2] This is further evidenced by the actions of Company representatives, e.g., Mr. Scalia and other attorneys at Gibson, Dunn & Crutcher LLP, who recently revealed that they, on behalf of the Company, are attempting to obstruct the SEC's access to material information relevant to the instant no-action letter proceedings.

Recently, Gibson Dunn, purportedly on the Company's behalf, expressly stated that it would to continue to withhold evidence from me in the DOL proceedings unless I agree not to disclose any of those documents **to the SEC**. *See, e.g.*, the emails dated January 25, 2010 between Gibson Dunn and me (re: potential disclosure to the SEC, the DOL, and any other law enforcement agency). Ironically, it was none other than Gibson Dunn that previously proclaimed that, in 2005 "Sprint **promptly** provided the Enforcement Division of the SEC with information regarding Jordan's charges and **cooperated** with its requests for information." Letter dated September 24, 2008 from Gibson Dunn to the Office of the General Counsel of the SEC at 4 (emphasis added).

It seems that Gibson Dunn's more recent position acknowledges that there is material information that Sprint did **not** give the Enforcement Division in 2005. Interestingly, that is consistent with Gibson Dunn's recent claim—on behalf of itself and Mr. Scalia, as well as Sprint Nextel, two of its former general counsels, Mr. Forsee and Ms. Toussaint—that "statements [they made or caused to be] made in [] proceedings such as ... the NAL request are **absolutely** protected and **cannot** be the basis for liability" because an "**absolute privilege** applies regardless of whether the representations at issue could be characterized as false, **extreme, or outrageous**." Respondents' Motion to Dismiss (Feb. 16, 2010) at 3 and 7 (emphasis added). *See also* my February 23 letter at 3-4. Such statements and conduct contradict the claim that Sprint Nextel's management

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[2] Additionally, when I submitted the 2009 Proposal, I offered "to withdraw my shareholder proposal if Sprint Nextel would provide a reasonably plausible explanation of (i) how the failures in 2004 to disclose the transactions and loans Sprint entered into with Mr. Forsee, Mr. Hawthorne, and other executive officers constituted an 'inadvertent omission' and (ii) how the failures to provide information with respect those transactions and loans, which was requested by a member of the proxy statement Drafting Team, was not a material departure from Sprint's ethics code by Ms. Toussaint in 2004 and by Mr. Gerke and Mr. Forsee in 2005." Letter dated November 24, 2009 from me to Charles Wunsch, General Counsel for the Company. That's all the Company would have needed to do, but it did not even bother to respond to my offer.

or Board are ensuring "management's compliance with its code of ethics." 2010 NAL Request at 5.

The following facts and analysis provide further support for the position that shareholder insight into the Company's corporate governance not only is what is required under Item 406 of Regulation S-K, but it also is precisely what the Company needs to ensure that management and the Board fulfill their fiduciary duties with respect to the Company's corporate governance.

To put it in perhaps its simplest terms, the 2009 Proposal is concerned with disclosures that are required under Item 406(a) and (b) of Regulation S-K, i.e., regarding the efficacy of the Company's ethics and compliance program and waivers of its ethics code. In an attempt to mislead shareholders to believe that the Company has addressed the concerns raised in the 2009 Proposal, the 2010 NAL Request, page 7, refers to its remedial efforts under an entirely different requirement, i.e., Item 404 of Regulation S-K. Yet, Item 404 concerns very different disclosures, i.e., regarding certain transactions between the Company and its executive officers.

The 2010 NAL Request misrepresents the following facts and their materiality. First, outside counsel concluded that the Company improperly failed in 2004 to disclose executive officers' 2003 relocation-related transactions and benefits. *See* my January 19 letter at 4 (re: relocation-related transactions). Second, that failure was quite deliberate. Third, that failure included $3 million worth of the CEO's own relocation-related transactions and benefits. *Id.* Fourth, the reason that Davis Polk had to be called in to investigate in 2005 was that Mr. Forsee and Mr. Gerke were again in 2005 attempting to conceal that same information from shareholders. Fifth, the Company has not made any material changes to its ethics code since 2004. The foregoing indisputable facts show that this incident means exactly the opposite of what the Company claims in the 2010 NAL Request. It shows that the Company does not have an ethics code that is reasonably designed to deter wrongdoing by its CEO, to promote the CEO's compliance with SEC rules and regulations and securities laws, and to ensure that the CEO is held accountable for failure to adhere to the Company's ethics code. The following analysis serves to establish this even more clearly.

In March 2003, Gary D. Forsee became the CEO of Sprint Corp. As his General Counsel, Mr. Forsee chose Thomas A. Gerke, who until recently had been Sprint's Corporate Secretary. Mr. Gerke, in turn, chose Claudia S. Toussaint to be the Company's new Corporate Secretary. During the first two years of Mr. Forsee's reign, Mr. Forsee, Mr. Gerke and Ms. Toussaint deliberately caused Sprint Corp. to violate SEC rules and regulations and securities laws. They also caused Sprint to engage in mail fraud, wire fraud, securities fraud, and violations of Rule 10b5 of the Securities Exchange Act in connection with the sale of Sprint securities.

In addition, I cannot help but conclude that Mr. Forsee engaged in mail fraud, wire fraud, securities fraud, and violations of Rule 10b5 of the Exchange Act in connection with his personal sales of Sprint securities. On August 17, 2005, Mr. Forsee sold 626,250 shares of Company stock for $16.6 million. *See* Form 4 filed August 18, 2005. In doing so, Mr. Forsee unloaded nearly half of all of the Company securities he owned. *Id.*

Mr. Forsee did so in apparent violation of Rule 10b5 of the Securities Exchange Act and prohibitions on mail fraud, wire fraud and securities fraud.[3] I believe that in part to facilitate Mr. Forsee's August 2005 sale of Sprint stock, Mr. Forsee, Mr. Gerke and Ms. Toussaint manipulated the content of the several proxy statements and annual reports Sprint filed in 2005. Mr. Forsee, Mr. Gerke and Ms. Toussaint thus employed Sprint's proxy statements and annual reports in one or more devices, schemes, or artifices to defraud. In Sprint's proxy statements and annual reports Mr. Forsee, Mr. Gerke and Ms. Toussaint also made untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

I also believe that at least Mr. Forsee and Mr. Gerke engaged in acts which operated or would operate as a fraud or deceit upon other persons. The fact that Sprint Nextel included the representation in the 2010 NAL Request that the disclosure violations in 2004 were "inadvertent" serves to establish that Ms. Toussaint, Mr. Gerke, and Mr. Forsee deceived Sprint, Nextel, and Sprint Nextel. *Cf.* my January 19 letter at 4-6 and my February 23 letter at 1-2 (showing failures were far from inadvertent). In addition, they misrepresented material information to and concealed material information from the SEC staff in April 2005 or shortly thereafter to cause the SEC staff to refrain from investigating my allegations or to be unaware of certain of my allegations.[4] I believe these actions were taken in part to ensure that Mr. Forsee would be able to sell millions of dollars worth of Company stock upon consummation of the merger with Nextel.

One of the people who allowed Mr. Forsee to sell Company securities in violation of Rule 10b5 was then Sprint Nextel's General Counsel, Leonard J. Kennedy.[5] On the

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[3] Mr. Forsee, Mr. Kennedy, Mr. Gerke and Ms. Toussaint very well may have engaged in other such transactions that were not reported on a Form 4.

[4] Gibson Dunn, in attempting to manipulate the SEC's Office of the General Counsel, highlighted the SEC's failure to act in 2005 for the specific purpose of making the audacious claim that the issues I reported did not constitute violations of SEC rules and regulations or securities laws:

"[In April 2005] Sprint promptly provided the Enforcement Division of the SEC with information regarding Jordan's charges and cooperated with its requests for information. **We are unaware of any staff concerns resulting from its examination of the matter.**" Gibson Dunn then boldly represented that, **"[t]he facts above illustrate that this case does not concern a *bona fide* invocation of the Section 307 reporting-up procedures ...."**

Letter dated September 24, 2008 from Gibson, Dunn & Crutcher LLP to the Office of the General Counsel of the SEC at 4 (emphasis added).

It would be interesting to know how many other times Sprint or Sprint Nextel officers or representatives attempted to mislead third parties to believe that the SEC's inaction in 2005 amounted to tacit approval of the actions of Sprint officers. Sprint Nextel's repeated exploitation of the SEC's inaction leads me to believe that Ms. Toussaint, Mr. Gerke, Mr. Forsee (and maybe Mr. Kennedy) used this same strategy to assuage any concerns Nextel officers may have had before the merger was consummated.

[5] Mr. Kennedy formally succeeded Mr. Gerke as General Counsel on August 12, 2005, when the merger of Sprint and Nextel became effective.

same day as Mr. Forsee's stock sales, Mr. Kennedy also sold 250,086 shares for $6.6 million, thereby dumping 91% of the Company's securities he owned. *See* Form 4 filed August 19, 2005. Mr. Kennedy also appeared to have sold his Company stock on the basis of material nonpublic information in apparent violation of Rule 10b5 of the Securities Exchange Act.

Mr. Forsee's and Mr. Kennedy's violations of Rule 10b5 included sales of Company stock on the basis of material nonpublic information in breach of a duty of trust or confidence that they owed to the Company. The Company's ethics code provides that "no Board member [or] employee [] may purchase or sell securities of Sprint Nextel ... while aware of material, nonpublic information concerning Sprint Nextel ... until at least one full trading day after the information has been fully disclosed to the public." Sprint Nextel Securities Law Compliance Policy, Section 1, incorporated by reference into Sprint Nextel Principles of Business Conduct at 9. Mr. Forsee was contractually obligated "to adhere **in all respects** to the Company's Principles of Business Conduct." Employment Agreement between the Company and Mr. Forsee dated as of March 19, 2003, Section 6.15(a) at 19 (emphasis added), attached as Exhibit 10(c) to Form 10-Q filed May 14, 2003. *See also* Employment Agreement between the Company and Mr. Kennedy dated April 1, 2004 Section 1(b) (employment relationship to be governed by the Company's Code of Corporate Conduct) and at 8 (termination for cause for violating the Code).[6]

The material nonpublic information at issue here included the following. In February 2005, I personally observed Mr. Forsee and Mr. Gerke engage in conduct that I subsequently realized constituted attempts to violate SEC rules and regulations and securities laws in preparation for causing Sprint to file a proxy statement and annual report that were false and misleading, including regarding (i) transactions entered into with executive officers, (ii) the strength of Sprint's corporate governance, (iii) the efficacy of Sprint's ethics code and (iv) waivers from the code. With the benefit of hindsight, I later realized that I had observed Ms. Toussaint and Mr. Gerke engage in misconduct to the same effect in February and March 2004, thereby causing Sprint to file proxy materials in March and April 2004 and annual reports in March and November 2004 that were false and misleading.

[6] Sprint Nextel, Mr. Forsee or Mr. Kennedy might make the claim that Mr. Forsee's and Mr. Kennedy's sales were made pursuant to a Rule 10b5-1 Trading Plan. However, that would merely beg the question. The real question would be whether any legitimate trading plan existed, i.e., what did each know when he entered into the plan. In order to qualify as a 10b5-1 Trading Plan, each of Mr. Forsee and Mr. Kennedy would be required to "demonstrate that **[b]efore becoming aware of the information**" he had adopted the trading plan. Exchange Act Rule 10b5-1(c) (emphasis added). In addition, the plan must have been "entered into in good faith and not as part of a plan or scheme to evade the prohibitions" of Rule 10b5. *Id.* Additionally, Sprint's Securities Law Compliance Policy required that with respect to "any material, nonpublic information that you are aware of and that Sprint is not aware of ... you must disclose the information to Sprint's board **before** any transaction listed above **qualifies** as a Permitted Transaction." *Id.* (emphasis added). However, the analysis in my letters to the SEC staff, as well as the statements in Sprint Nextel's 2005 and 2010 NAL Requests that the disclosure failures in 2004 regarding executive officers' 2003 relocation-related transactions was "inadvertent," establishes that Mr. Forsee had failed to inform the Boards of Sprint and Sprint Nextel that those 2004 violations, as well as other violations in 2005, were quite deliberate.

The foregoing actions caused the Company's 2003 and 2004 annual reports to include untrue statements of material facts and to omit to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading with respect to the disclosures required by Items 404 and 406(a) and (b) of Regulation S-K and Rule 12b-20 under the Securities Exchange Act. Ultimately, Mr. Forsee willfully signed both of the CEO certifications, i.e., as required by SOX Sections 302 and 906, with respect to the 2003, 2004 and 2005 annual reports knowing that those certifications were false. Ms. Toussaint, Mr. Gerke and Mr. Kennedy enabled Mr. Forsee to do so with their own false certifications under the Company's *Disclosure Controls & Procedures.*

I reached these conclusions after the Company finally informed me on March 18, 2005 of some of the details of its relocation-related transactions, including loans, with several executive officers. *See, e.g.*, the memorandum dated May 10, 2005 from me to Sprint's Board of Directors. The Company's disclosure, in light of the earlier conduct of Ms. Toussaint, Mr. Gerke and Mr. Forsee, revealed that those officers had been actively concealing this information from shareholders and potential investors since 2004, and they were attempting to do so again in 2005.

Mr. Forsee failed to disclose that information, and Mr. Gerke and Ms. Toussaint failed to cause Mr. Forsee to disclose it, in the 2004 and 2005 responses to Mr. Forsee's Annual Questionnaires or in connection with Mr. Forsee's, Mr. Gerke's and Ms. Toussaint's certifications under Sprint's *Disclosure Controls & Procedures*. I also repeatedly requested information about executive officers' 2003 relocation-related transactions from Ms. Toussaint in February 2004 and from Mr. Forsee and Mr. Gerke in February and March 2005. *See, e.g.*, the memorandum dated March 3, 2005 from me to Sprint's Board of Directors at 3-4 and 9. *See also* exhibits C and E to that memorandum (e-mails on February 17 and 18, 2005 from me to Mr. Gerke and Mr. Forsee).

It appears that Sprint's Board failed to address the foregoing violations of SEC rules and regulations, securities law, and laws prohibiting fraud. Instead, Sprint's Board appears to have been concerned primarily with the consummation of the merger with Nextel. For example, on March 15, 2005, Sprint announced that the Board's Compensation Committee had that day approved an amendment to Mr. Forsee's employment agreement. That amendment provided that as soon as the merger with Nextel was completed, Mr. Forsee would receive an increase in Mr. Forsee's annual base salary, an annual short-term incentive target opportunity, and an annual long-term performance-based incentive opportunity. *See* Sprint's Joint Proxy Statement/Prospectus on Form S-4 filed March 15, 2005 at 57. Significantly, March 15, 2005 was the same day that Sprint was compelled to acknowledge that Mr. Forsee had failed to timely disclose in 2004 or was attempting to conceal in 2005 the fact (i) that Sprint had purchased his former home for $2.9 million and (ii) that transaction earned Mr. Forsee $720,000 more than the fair market value of his former home.

Just over two years after Mr. Forsee had engaged in a series of violations of SEC rules and regulations, and securities laws, and committed mail fraud, wire fraud, and securities fraud, he was permitted to leave the Company with a severance package valued at some $40 million plus retirement benefits that included payments of $1 million per year for life.[7] This fact further establishes that Mr. Forsee was not held to the terms of the Company's ethics code or his employment agreement with respect to compliance with the Company's ethics code.

If Mr. Forsee's employment had been terminated for cause, the Company would have avoided paying him almost all his severance package. *See* Forsee Employment Agreement at 11, Section 3.05, attached as Exhibit 10(c) to Form 10-Q filed May 14, 2003. The Company also could have terminated Mr. Forsee without any prior notice if he was being terminated for cause. *Id.* at 2, Section 1.02. Mr. Forsee could have been terminated for cause for "the willful engaging ... in conduct that is a serious violation of the Company's Principles of Business Conduct." Forsee Employment Agreement at 23-24. Sprint even went so far as to represent to shareholders and potential investors that, "[u]nder [his employment] agreement, Mr. Forsee has agreed to certain covenants relating to [] confidentiality ... and cooperation, his breach of which **would result** in forfeiture of his rights to his non-qualified pension benefit, any unpaid severance benefits and all of his unvested equity-based awards described above that are then outstanding." Sprint Joint Proxy Statements/Prospectus on Form S-4 filed March 15, 2005 at 122.

The foregoing circumstances caused me to think of the words the SEC had used to begin the summary in its 2002 complaint against three executives of Tyco International, Ltd., including the CEO and the general counsel:

> 1. "This is a looting case. It involves egregious, self-serving and clandestine misconduct by the three most senior executives" who "engaged in [] highly profitable related party transactions with [the company] ... without disclosing [] the transactions .... At the same time [they] regularly assured investors [about the strength of the company's corporate governance]...."[8]
> 2. [The CEO] also violated, or aided and abetted violations of, the proxy rules [and] reporting requirements ... by [] causing [the company] to file materially false annual reports and proxy statements with the Commission that allowed [him] to be elected and re-elected to [the company's] Board of Directors .... [He] also engaged in fraudulent stock sales by selling [] millions of dollars worth of [company] stock while concealing from

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[7] In the meantime, Mr. Gerke had become the CEO and Ms. Toussaint had become the general counsel of Embarq, the public company that had been spun off from the Company. Now, Mr. Gerke is the Executive Vice Chairman of the Board of CenturyTel, with responsibility for overseeing CenturyTel's human resource functions and federal regulatory activities. These are the very areas—violating SEC rules and regulations and engaging in illegal and otherwise prohibited retaliation—in which he fell short as General Counsel of Sprint Nextel!

[8] *Cf.* Sprint Form 8-K filed on March 19, 2003 (assuring shareholders and potential investors of "the company's commitment to be at the forefront of 'best practices' in corporate governance" and "Sprint's own intent to be at the leading edge of good governance practices.... Both the board and the management of Sprint are committed to adhering to the highest corporate governance standards ...."). *See also Corporate Governance Matters* in Sprint's joint proxy statement/prospectus filed June 10, 2005 at 122.

investors material information concerning [his] undisclosed self-dealing transactions, in breach of the duty [he] owed to [the company] and its shareholders.

In light of the deliberate nature of the disclosure violations by Mr. Forsee, Mr. Gerke and Ms. Toussaint, and in light of the requirements in executives' employment agreements regarding compliance with the Company's ethics code and the Company's executive compensation clawback policy, I believe that significant portions of the compensation of those three executives, including the tens of millions of dollars in retirement and severance benefits that Mr. Forsee will take, constitute as much a looting of Sprint Nextel as did the conduct of Tyco's three executives.

For the further reasons set forth above, I respectfully submit that the SEC staff should deny the 2010 NAL Request. I further respectfully request that the SEC staff take any further actions that are appropriate in light of the information and analysis that have been provided above.

If any additional information might be useful to you, please do not hesitate to contact me.

Sincerely,



cc: Charles Wunsch, General Counsel, Sprint Nextel Corp
Eugene Scalia, who represents Ms. Toussaint, Mr. Gerke, Mr. Forsee, and Mr. Kennedy, in addition to Sprint Nextel Corp.